Proxy Results

At a special meeting of shareholders held on November 7, 2008, the shareholders of the Multi-Cap Core Equity Fund voted on approval of a new investment sub-advisory agreement between PADCO Advisors, Inc., and Security Global Investors , LLC, with respect to the Fund and an amendment to the investment advisory agreement between the Advisor and the Trust, on behalf of the Fund.

A description of the number of shares voted by proposal is as follows:

                 			Shares           Shares          Shares
Proposal   			For         Against     Abstained

Approval of a new Investment
Sub-Advisory agreement       		1,036,543     63,905   112,995

Approval of an amendment to the
investment advisory agreement    	1,025,945        75,199     112,299